SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release dated May 5, 2009 entitled “Telecom Argentina S.A. announces consolidated first quarter results for fiscal year 2010 (‘1Q10’)”

FOR IMMEDIATE RELEASE
Market Cap: P$14.9 billion
May 5, 2010
Contacts:
Pedro Insussarry
Solange Barthe Dennin
(54-11) 4968-3743/3752

Telecom Argentina S.A. announces

consolidated first quarter results for fiscal year 2010

(´1Q10´)*

—	Consolidated Net Revenues amounted to P$3,249 million (+15% vs. 1Q09); Internet +34% vs. 1Q09; Mobile business in Argentina +17% vs. 1Q09.
—	Mobile subscribers: 16.8 million (+12% vs. 1Q09); Broadband subscribers: 1.2 million (+16% vs. 1Q09); Fixed lines in service: 4.4 million (+1% vs. 1Q09).
—	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$1,064 million (+16% vs. 1Q09), 33% of Net Revenues. Growth was mainly fueled by broadband and mobile services in Argentina.
—	Operating Profit amounted to P$763 million (+16% vs. 1Q09), 23% of Net Revenues.
—	Net Income reached P$411 million (+17% vs. 1Q09).
—	Investments (excluding materials) totaled P$343 million.
—	Net Financial Position active: P$860 million, an increase of P$1,422 million vs. 1Q09 due to the strong cash flow generation.
—

A cash dividend distribution was approved in the amount of P$1,053 million to be paid in two installments: May 5, 2010, for the amount of P$689 million and December 20, 2010, for the balance of P$364 million.

	As of March, 31
(in million P$, except where noted)	2010	2009	Δ $	Δ %
Consolidated Net Revenues	3,249	2,829	420	15%
Voice, Data & Internet	1,082	979	103	11%
Mobile	2,167	1,850	317	17%
Operating Profit before D&A	1,064	917	147	16%
Operating Profit	763	659	104	16%
Net Income	411	351	60	17%
Shareholder’s equity	5,841	4,375	1,466	34%
Net Financial Position - (cash) / Debt	(860)	562	(1,422)	-253%
CAPEX (excluding materials)	343	234	109	47%
Fixed lines in service (in thousand lines)	4,364	4,306	59	1%
Mobile customers (in thousand)	16,767	15,002	1,765	12%
Personal (Argentina)	14,948	13,171	1,777	13%
Núcleo (Paraguay)	1,819	1,831	(12)	-1%
Broadband customers (in thousand)	1,241	1,068	172	16%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	3,667	3,677	(10)	0%
Incoming/Outgoing mobile voice traffic in Arg.(in MM minutes)	4,381	3,782	599	16%
Average Billing per user (ARBU) Fixed Telephony/voice (in P$)	41	40	1	4%
Average Revenue per user (ARPU) Cellular Telephony Arg. (in P$)	41	40	1	3%

*Unaudited non financial data

Note: figures as of March, 31, 2009 were adjusted to include the effect of the reestimation of useful lifes of fixed assets done in the first semester of 2009 with retroactive effect to 01/01/2009.

1	www.telecom.com.ar

Buenos Aires, May 5, 2010—Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications groups, announced today Net Income of P$411 million for the first quarter ended March 31, 2010, or +17% when compared to the same period last year.

	1Q10	1Q09	$	%
Net Revenues (MMP$)	3,249	2,829	420	15%
Net Income (MMP$)	411	351	60	17%
Earnings per Share (P$)	0.42	0.36	0.06
Earnings per ADR (P$)	2.09	1.78	0.30
OPBDA *	33%	32%
Operating Profit *	23%	23%
Net Income*	13%	12%
*As a percentage of Net Revenues

During 1Q10, Consolidated Net Revenues increased by 15% (+P$420 million vs. 1Q09) to P$3,249 million, mainly fueled by the Mobile and Broadband businesses. Moreover, Operating Profit increased by 16% (+P$104 million vs. 1Q09) to P$763 million.

Consolidated Operating Revenues

Fixed Telephony (Voice, Data Transmission & Internet)

During 1Q10, revenues generated by these services amounted to P$1,082 million, +11% vs. 1Q09; in relative terms, Internet revenues were the most dynamic (+34% vs. 1Q09).

Voice

Total Revenues for this service reached P$692 million in 1Q10 (+1% vs. 1Q09). The results of this line of business are still affected by frozen tariffs of regulated services.

Monthly Charges and Supplementary Services increased by P$9 million, or 4% vs. 1Q09, to P$216 million, as a consequence of a higher number of lines in service (+1%), which reached more than 4.4 million and a 16% of increase in supplementary services.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled P$316 million, an increase of 3% vs. 1Q09. In relative terms, revenues from local traffic increased the most with 9% vs. 1Q09 due to the incorporation of flat rate packs for calls while local long distance traffic revenues increased +3% vs. 1Q09. Otherwise, revenues from international traffic slightly decreased 7% vs. 1Q09, influenced by a lower demand in Wholesale clients.

Interconnection revenues amounted to P$99 million (-9% vs. 1Q09), mainly due to the incorporation of new interconnection points between mobile operators that impacted negatively these revenues. Finally, other revenues reached P$61 million, similar levels as those obtained in 1Q09.

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Among the innovative services launched by Telecom Argentina, it is notable SMS on the fixed line network that reached 1 million messages per month. Additionally, other mobile operators were incorporated to the interoperability agreement, where a higher increase in revenues for this year is also expected.

Data Transmission and Internet

Data transmission revenues amounted to P$74 million (+23% vs. 1Q09), where the focus was to strengthen Telecom’s position as an integrated ICT provider for wholesale and government segments. During the quarter, Telecom continued enhancing virtualization solutions such as Virtual Hosting and Virtual Desktop.

Some of the advantages of virtualization solutions are the efficiencies in technology resources, the reduction in electricity consumption of approximately 70%, the safety of information and an increase in the availability of the service.

Revenues related to Internet reached P$316 million (+P$81 million or 34% vs. 1Q09), mainly due to the substantial expansion of the broadband services.

As of March 31, 2010, Telecom reached 1.2 million ADSL customers (+16% vs. 1Q09). These connections represent approximately 28% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$73 in 1Q10, +18% when compared to 1Q09.

Data Transmission and Internet both have significantly increased their contribution to net consolidated revenues, reaching 12% of participation and representing 36% of fixed telephony segment revenues.

Net adds increased around 35% of the ADSL Arnet Biz service (an integrated solution of services for enterprise segments) when compared to 1Q09. In 1Q10, ArnetBIZ Plus (an offer that includes additional VAS) revenues increased by 80% vs. 1Q09.

In the Enterprise segment, Data services increased by 120% vs.1Q09. During 1Q10, Hosting Virtual for Enterprises and Wholesale were launched.
Mobile Services

Clients have significantly increased in the quarter, reaching 16.8 million as of the end of March 2010, representing an increase of 0.5 million since December, 31, 2009 and 1.8 million since March 31, 2009.

The activities developed to stimulate the usage of the VAS and to retain high valuable segments, allowed Personal to increase consolidated net revenues to P$2,167 million (+17% vs. 1Q09), improving its profitability.

Telecom Personal in Argentina

As of the end of March 2010, Personal almost reached 15 million subscribers in Argentina (+13% or 1.8 million vs. 1Q09), which allowed the Company to enhance its market position. It is worth noting that 473 thousand subscribers were incorporated during 1Q10. Approximately 30% of the overall subscriber

3	www.telecom.com.ar

base is postpaid (including “Cuentas claras” plans and 3G modems) and 70% is prepaid.

Net Revenues reached P$2,061 million (+P$304 million or 17% vs. 1Q09), supported by the increase in overall voice traffic minutes (+16% vs. 1Q09) and in VAS revenues (+28% vs. 1Q09).

Service revenues (excluding handset sales) reached P$1,875 million (+18% vs. 1Q09) with 34% corresponding to VAS revenues. Also noteworthy is SMS traffic performance, which climbed from a monthly average of 2,047 million messages in 1Q09 to 4,258 million in 1Q10 (+108% vs. 1Q09), maintaining service quality levels. Average Monthly Revenue per User (ARPU) increased to approximately P$41 during 1Q10.

Initiatives

During the first quarter of 2010, Personal enhanced its leadership in smartphones, launching Personal Black, the first commercial platform that offers services to premium clients. It is a strategy to capture and gain loyalty of high-value clients from a concept that includes intelligent smartphones at competitive prices, combined with flat rate for Internet fee, customized attention, and special benefits.

Meanwhile, Personal launched an integrated campaign to promote the access to social networks. During three months, clients could activate Pack 2.0 free of charge that allows the access to Facebook, MSN, Yahoo Movil!, Fotolog, My Space and Hotmail through Personal’s portal. Since the launch, more than 60,000 clients have activated the Pack 2.0. In this campaign, the first mobile on Android’s platform with an excellent social functionality was launched, simplifying the usage of mobile networks.

Another notable event was the official sponsorship of Rally Dakar Argentina-Chile 2010, where for the first time; an Argentine company was an official sponsor for this international competition.
Telecom Personal in Paraguay
By the end of March 2010, Nucleo’s subscriber base maintained nearly 1.8 million clients (including Internet clients). Prepaid and Postpaid customers represented 88% and 12%, respectively.
Personal’s controlled subsidiary in Paraguay generated revenues equivalent to P$106 million during 1Q10 (+14% vs. 1Q09).
Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$2,486 million in 1Q10, an increase of P$316 million, or +15%, vs. 1Q09. The increase in costs is a consequence of a higher volume of revenues, inflationary effects on the cost structure, and greater expenses related to competition in mobile and internet businesses.

4	www.telecom.com.ar

The cost breakdown is as follows:

- Salaries and Social Security Contributions totaled P$404 million (+27% vs. 1Q09), affected by increases in salaries. Regarding personnel, the decrease in headcount in fixed segment (-77 employees vs. 1Q09) was partially compensated by the incorporation of 171 employees in the same period in the mobile business. The total headcount remained stable achieving efficiencies in lines in service per employee.

- Taxes reached P$273 million (+18% vs. 1Q09), influenced mainly by a higher volume of revenues but also impacted by higher rates in turnover taxes and rates and fees pay to the regulatory entity.

- Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$351 million (-1% vs. 1Q09). This cost reduction was due to savings from stimulating on-net traffic between clients and more investment in the network that allows a reduction in the expense of national roaming.

- Agents, prepaid card commissions and other commissions were P$275 million (+15% vs. 1Q09), mainly due to the increase in commissions paid to commercial agents associated to higher revenues because of major acquisition and retention costs, higher cards sales, and prepaid recharges.

- Advertising amounted to P$79 million (+1% vs. 1Q09) oriented towards supporting the commercial activity in mobile services and Internet, and to strengthening the brand position of the Telecom Group.

- Cost of handsets sold totaled P$298 million (+13% vs. 1Q09) due to a change in the handsets mix sold, increasing high-end handsets sales and the average costs of them. There was also a higher upgrade of handsets to boost VAS usage and the increase in Internal Tax, better known as the Technological Tax.

- Fees for services amounted to $134 million (+26% vs. 1Q09) as a consequence principally due to higher costs from the Call Centers and more service requirements.

- Depreciation of Fixed and Intangible Assets reached P$301 million (+17% vs. 1Q09). Fixed-line telephony totaled P$168 million (+6% vs. 1Q09) and mobile services totaled P$133 million (+34% vs. 1Q09) due to higher investment in fixed assets.

- Others Costs totaled P$371 million (+16% vs. 1Q09). This increase was mainly due to general increases in services such as freight, transportation, maintenance, and in materials. The decrease in bad debt expenses by 26% vs. 1Q09 is notable.

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Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$57 million, a decrease of P$37 million vs. 1Q09. This was mainly due to lower losses for FX results by P$59 million in 1Q10 (vs. P$93 million in 1Q09); a gain in net financial interest of P$14 million in 1Q10 (vs. -P$14 million in 1Q09), partially compensated by higher results on holding on inventories by -P$8 million in 1Q10 (vs. P$12 million in 1Q09).

Consolidated Net Financial Position

As of March 31, 2010, Net Financial Position (Loans minus Cash, Cash Equivalents and current Investments) totaled P$860 million in financial assets, an increase of P$1,422 million vs. 1Q09 due to the strong cash flow generation.

During 1Q10, Personal purchased a nominal amount of US$ 5.85 million Series 3 Notes due 2010. These operations were made through open market purchases and with liquid funds from the Company. The Notes acquired were cancelled according to the terms and conditions of the Indenture.

Consolidated Capital Expenditures

During 1Q10, the Company invested P$343 million (excluding materials). This amount was allocated to Voice, Data and Internet businesses (P$110 million) and mobile services (P$233 million). In relative terms, capex reached 11% of revenues.

Main capex projects are related to the expansion of broadband services to improve transmission and speed to the clients; deployment of 3G services to maintain the growth of mobile broadband together with the launch of innovative VAS and the expansion of transmission networks and transport to meet the growing demand of our fixed and mobile clients.

Recent Relevant Matters

On April, 20, 2010, the Ordinary Shareholders’ Meeting of Telecom Personal approved, a cash dividend payment of P$575 million to its Shareholders (mainly, Telecom Argentina) that should be available on May, 5, 2010.

Meanwhile, the Annual General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010 approved a cash dividend distribution in the amount of P$1,053 million to be paid in two installments on the following dates and amounts: May 5, 2010, for the amount of P$689 million and December 20, 2010, for the balance of P$364 million.

***********

Financial and Holding Results
(In million P$)
	1Q09	1Q10
Net Interests	-$ 14	$ 14
FX results	-$ 93	-$ 59
Others	$13	-$ 12
Total	-$ 94	-$ 57

6	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of March 31, 2010, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Evangelina Sánchez (5411) 4968 3718	Ruth Fuhrmann (5411) 4968 4448	Horacio Nicolás del Campo (5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Gerardo Werthein

Vice-Chairman in the exercise of Presidency

7	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2010

(In millions of Argentine pesos)

1-	Consolidated Balance Sheet

		03/31/2010	12/31/2009	Δ $	Δ %
	Cash, equivalents and investments	1,730	1,289	441	34%
	Trade receivables	1,047	1,163	(116)	-10%
	Other current assets	471	491	(20)	-4%
	Total Current Assets	3,248	2,943	305	10%
	Fixed & Intangible assets	7,663	7,612	51	1%
	Other non-current assets	81	78	3	4%
	Total Non Current Assets	7,744	7,690	54	1%
	Total Assets	10,992	10,633	359	3%
	Accounts payable	1,932	2,212	(280)	-13%
	Loans	828	763	65	9%
	Taxes payable	975	769	206	27%
	Reserves	69	73	(4)	-5%
	Other current liabilities	327	352	(25)	-7%
	Total Current Liabilities	4,131	4,169	(38)	-1%
	Accounts payable	22	24	(2)	-8%
	Loans	43	58	(15)	-26%
	Taxes payable	185	212	(27)	-13%
	Reserves	414	374	40	11%
	Other non-current liabilities	263	268	(5)	-2%
	Total Non Current Liabilities	927	936	(9)	-1%
	Total Liabilities	5,058	5,105	(47)	-1%
	Minority Interest	93	92	1	1%
	Shareholders' equity	5,841	5,436	405	7%
	Total Liabilities, Minority Interest and Equity	10,992	10,633	359	3%

2-	Consolidated Loans
		03/31/2010	12/31/2009	Δ $	Δ %
	Corporate Bonds	676	685	(9)	-1%
	Banks and other financial institutions	93	72	21	29%
	Accrued interest	21	3	18	-
	Derivatives	38	3	35	-
	Total Current Loans	828	763	65	9%
	Banks and other financial institutions	43	58	(15)	-26%
	Total Non Current Loans	43	58	(15)	-26%
	Total Loans	871	821	50	6%

	Derivatives valuation effect for notes (Other Current Credits)	-	1	(1)	-100%
	Cash and cash equivalents	1,731	1,289	442	34%
	NET FINANCIAL POSITION (Cash)	(860)	(469)	(391)	83%

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3-	Consolidated Income Statement
	Three Months Comparison
		03/31/2010	03/31/2009	Δ $	Δ %
	Net revenues	3,249	2,829	420	15%
	Cost of services	(1,618)	(1,421)	(197)	14%
	Gross Profit	1,631	1,408	223	16%
	Administrative expenses	(121)	(92)	(29)	32%
	Selling expenses	(747)	(657)	(90)	14%
	Operating Profit	763	659	104	16%
	Financial and holding results	(57)	(94)	37	-39%
	Other expenses, net	(51)	-	(51)	-
	Results from ordinary operations	655	565	90	16%
	Taxes on income	(242)	(213)	(29)	14%
	Minority interest	(2)	(1)	(1)	100%
	Net Income	411	351	60	17%

	Operating Profit before D & A	1,064	917	147	16%
	As a % of Net Revenues	33%	32%

	Financial and Holding results Financial results generated by assets
		03/31/2010	03/31/2009	Δ $	Δ %
	Interest on short term investments	37	25	12	48%
	Foreign currency exchange results	12	49	(37)	-76%
	Holding results generated by inventories	(8)	12	(20)	-167%
	Other financial results	3	4	(1)	-25%
	Total Financial results generated by assets	44	90	(46)	-51%
	Financial results generated by liabilities
	Interest	(23)	(39)	16	-41%
	Foreign currency exchange results	(71)	(142)	71	-50%
	Others	(7)	(3)	(4)	133%
	Total Financial results generated by liabilities	(101)	(184)	83	-45%
	Total Financial and holding results	(57)	(94)	37	-39%

Note: figures as of March, 31, 2009 were adjusted to include the effect of the reestimation of useful lives of fixed assets done in the first semester of 2009 with retroactive effect to 01/01/2009.

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4-	Consolidated Revenues Breakdown
	Three Months Comparison
		03/31/2010	03/31/2009	Δ $	Δ %
	Fixed Telephony	622	609	13	2%
	Measured service Local	122	112	10	9%
	Measured service DLD	124	120	4	3%
	Monthly charges	216	207	9	4%
	Public telephones	17	19	(2)	-11%
	Interconnection	99	109	(10)	-9%
	Others	44	42	2	5%
	International Telephony	70	75	(5)	-7%
	Data transmission & Internet	390	295	95	32%
	Data	74	60	14	23%
	Internet	316	235	81	34%
	Measured service	17	13	4	31%
	Monthly charges	298	221	77	35%
	Modems	1	1	-	0%
	MobileTelephony	2,167	1,850	317	17%
	Telecom Personal	2,061	1,757	304	17%
	Monthly fee and measured service	446	399	47	12%
	Pre-paid	331	259	72	28%
	Calling Party Pays	144	136	8	6%
	TLRD *	181	193	(12)	-6%
	VAS	646	504	142	28%
	Handset sales	186	164	22	13%
	Others (Includes Roaming)	127	102	25	25%
	Núcleo	106	93	13	14%
	Monthly fee and measured service	17	11	6	55%
	Pre-paid	32	27	5	19%
	Calling Party Pays	2	3	(1)	-33%
	TLRD *	10	7	3	43%
	VAS	34	32	2	6%
	Internet	4	5	(1)	-20%
	Handset sales	1	2	(1)	-50%
	Others (Includes Roaming)	6	6	-	0%
	Total net revenues	3,249	2,829	420	15%

	* Charges for the temination of calls of the cellular operators.

Note: figures as of March, 31, 2009 were adjusted to include the effect of the reestimation of useful lives of fixed assets done in the first semester of 2009 with retroactive effect to 01/01/2009.

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5-	Consolidated Income Statement by segments
	First Quarter - Fiscal Year 2010
	(In million of Argentine pesos)
		Segments			Variation vs 1Q09
		Voice, Data and Internet	Mobile Telephony	Consolidated	Δ $	Δ %
	Net Revenues	1,082	2,167	3,249	420	15%
	Salaries and social security contributions	(306)	(98)	(404)	(87)	27%
	Taxes	(67)	(206)	(273)	(42)	18%
	Materials and supplies	(105)	(51)	(156)	(20)	15%
	Bad debt expenses	(7)	(22)	(29)	10	-26%
	Interconnection cost	(47)	-	(47)	(4)	9%
	Settlement charges	(39)	-	(39)	8	-17%
	Lease of lines and circuits	(22)	(14)	(36)	(2)	6%
	Service fees	(54)	(80)	(134)	(28)	26%
	Advertising	(17)	(62)	(79)	(1)	1%
	Agent, Prepaid card commissions and other commissions	(28)	(247)	(275)	(35)	15%
	Cost of voice, data and cellular handsets	(10)	(288)	(298)	(35)	13%
	Roaming and TLRD	-	(229)	(229)	3	-1%
	Others	(87)	(99)	(186)	(40)	27%
	Total Costs before D&A	(789)	(1,396)	(2,185)	(273)	14%
	Operating Profit before D&A	293	771	1,064	147	16%
	Depreciation of fixed assets	(164)	(133)	(297)	(44)	17%
	Amortization of intangible assets	(4)	-	(4)	1	-20%
	Operating Profit	125	638	763	104	16%
	Financial and Holding Income	13	(70)	(57)	37	-39%
	Other expenses, net	(34)	(17)	(51)	(51)	-
	Income from ordinary operations	104	551	655	90	16%
	Taxes on income	(101)	(141)	(242)	(29)	14%
	Minority interest	-	(2)	(2)	(1)	100%
	Net Income / (Loss)	3	408	411	60	17%

6-	Consolidated Income Statement by segments
	First Quarter - Fiscal Year 2009
	(In million of Argentine pesos)
		Segments
		Voice, Data and Internet	Mobile Telephony	Consolidated
	Net Revenues	979	1,850	2,829
	Salaries and social security contributions	(246)	(71)	(317)
	Taxes	(62)	(169)	(231)
	Materials and supplies	(94)	(42)	(136)
	Bad debt expenses	(13)	(26)	(39)
	Interconnection cost	(43)	-	(43)
	Settlement charges	(47)	-	(47)
	Lease of lines and circuits	(20)	(14)	(34)
	Service fees	(47)	(59)	(106)
	Advertising	(28)	(50)	(78)
	Agent, Prepaid card commissions and other commissions	(21)	(219)	(240)
	Cost of voice, data and cellular handsets	(9)	(254)	(263)
	Roaming and TLRD	-	(232)	(232)
	Others	(71)	(75)	(146)
	Total Costs before D&A	(701)	(1,211)	(1,912)
	Operating Profit before D&A	278	639	917
	Depreciation of fixed assets	(155)	(98)	(253)
	Amortization of intangible assets	(4)	(1)	(5)
	Operating Profit	119	540	659
	Financial and Holding Income	(50)	(44)	(94)
	Other expenses, net	20	(20)	-
	Income from ordinary operations	89	476	565
	Taxes on income	(102)	(111)	(213)
	Minority interest	-	(1)	(1)
	Net Income / (Loss)	(13)	364	351

Note: figures as of March, 31, 2009 were adjusted to include the effect of the reestimation of useful lives of fixed assets done in the first semester of 2009 with retroactive effect to 01/01/2009.

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Unconsolidated Information

First Quarter - Fiscal Year 2010

(In million of Argentine pesos)

7-	Balance Sheet
		03/31/2010	12/31/2009	Δ $	Δ %
	Cash, equivalents and investments	785	578	207	36%
	Trade receivables	662	724	(62)	-9%
	Other current assets	81	85	(4)	-5%
	Total Current Assets	1,528	1,387	141	10%
	Other Trade receivables	46	46	-	0%
	Fixed & Intangible assets	4,298	4,346	(48)	-1%
	Investments	2,154	1,915	239	12%
	Other non-current assets	4	3	1	33%
	Total Non current Assets	6,502	6,310	192	3%
	Total Assets	8,030	7,697	333	4%
	Accounts payable	771	931	(160)	-17%
	Compensation and social benefits payable	217	244	(27)	-11%
	Taxes Payable	381	263	118	45%
	Other liabilities	42	39	3	8%
	Reserves	57	57	-	0%
	Total Current Liabilities	1,468	1,534	(66)	-4%
	Accounts payable	22	24	(2)	-8%
	Compensation and social benefits payable	78	81	(3)	-4%
	Taxes Payable	180	202	(22)	-11%
	Other liabilities	150	153	(3)	-2%
	Reserves	291	267	24	9%
	Total Non Current Liabilities	721	727	(6)	-1%
	Total Liabilities	2,189	2,261	(72)	-3%
	Shareholders' equity	5,841	5,436	405	7%
	Total Liabilities and Equity	8,030	7,697	333	4%

8-	Income Statement
	Three Months Comparison
		03/31/2010	03/31/2009	Δ $	Δ %
	Net revenues	1,251	1,142	109	10%
	Cost of services	(648)	(581)	(67)	12%
	Gross Profit	603	561	42	7%
	Administrative expenses	(74)	(63)	(11)	17%
	Selling expenses	(242)	(220)	(22)	10%
	Operating Profit	287	278	9	3%
	Equity income from related companies	244	204	40	20%
	Financial & holding results	14	(50)	64	-128%
	Other incomes & expenses net	(33)	20	(53)	-
	Results from ordinary operations	512	452	60	13%
	Taxes on income	(101)	(101)	-	0%
	Net Income	411	351	60	17%

	Operating Profit before D&A	454	436	18	4%
	As a % of Net Revenues	36%	38%

	Financial and Holding results
	Financial results generated by assets	03/31/2010	03/31/2009	Δ $	Δ %
	Interest on short term investments	19	10	9	90%
	Foreign currency exchange results	7	25	(18)	-72%
	Other financial results	-	1	(1)	-100%
	Total Financial results generated by assets	26	36	(10)	-28%
	Financial results generated by liabilities
	Interest	(2)	(20)	18	-90%
	Foreign currency exchange results	(8)	(66)	58	-88%
	Other financial results	(2)	-	(2)	-
	Total Financial results generated by liabilities	(12)	(86)	74	-86%
	Total Financial and holding results	14	(50)	64	-128%

Note: figures as of March, 31, 2009 were adjusted to include the effect of the reestimation of useful lives of fixed assets done in the first semester of 2009 with retroactive effect to 01/01/2009.

12	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 7, 2010	By:	/s/ Franco Bertone
		Name:	Franco Bertone
		Title:	Chief Executive Officer